Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Fourth Quarter and Full Year 2025 Financial Results

Hong Kong, March 18, 2026 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months and the full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

●	Total revenues were US$22.1 million, representing a decrease of 14.6% from US$26.0 million in the fourth quarter of 2024.

●	Gross profit was US$11.4 million, representing an increase of 2.3% from US$11.2 million in the fourth quarter of 2024.

●	Loss from operations was US$1.6 million, compared to US$1.7 million in the fourth quarter of 2024.

●	Net loss was US$3.1 million, compared to US$1.5 million in the fourth quarter of 2024.

●	Adjusted net income (non-GAAP) was US$1.0 million, compared to adjusted net loss of US$3.1 million in the fourth quarter of 2024.

●	Adjusted EBITDA (non-GAAP) was US$3.1 million, compared to negative US$2.3 million in the fourth quarter of 2024.

Full Year 2025 Financial Highlights

●	Total revenues were US$81.4 million, representing a decrease of 11.1% from US$91.6 million in 2024.

●	Gross profit was US$42.7 million, representing a decrease of 3.8% from US$44.4 million in 2024.

●	Income from operations was US$8.0 million, compared to US$4.4 million in 2024.

●	Net income was US$6.3 million, compared to US$4.6 million in 2024.

●	Adjusted net income (non-GAAP) was US$2.7 million, compared to US$4.5 million in 2024.

●	Adjusted EBITDA (non-GAAP) was US$7.2 million, compared to US$7.1 million in 2024.

Fourth Quarter 2025 Operational Highlights

●	Total data consumed through the Company’s platform was 46,511 terabytes (6,529 terabytes procured by the Company and 39,982 terabytes procured by our business partners), representing an increase of 9.2% from 42,577 terabytes in the fourth quarter of 2024.

●	As a proportion of daily active terminals, 57.1% were from uCloudlink 1.0 international data connectivity services and 42.9% of daily active terminals were from uCloudlink 2.0 local data connectivity services during the fourth quarter of 2025. Average daily data usage per terminal was 1.59 GB in December 2025.

●	Average daily active terminals (“DAT”) in the fourth quarter were 328,847 (15,636 owned by the Company and 313,211 owned by our business partners), representing an increase of 6.6% from 308,386 in the fourth quarter of 2024.

●	Average DAT in the fourth quarter from GlocalMe IoT business was 23,785, representing an increase of 434.8% from 4,447 in the fourth quarter of 2024.

●	Average DAT in the fourth quarter from GlocalMe SIM business was 10,230, representing an increase of 180.8% from 3,643 in the fourth quarter of 2024.

●	Average DAT in the fourth quarter from GlocalMe Life business was 3,119, representing an increase of 897.9% from 313 in the fourth quarter of 2024.

●	Average DAT in the fourth quarter from PetPhone business was 257, as compared with nil in the fourth quarter of 2024.

●	Average DAT in the fourth quarter from GlocalMe MeowGo business, which was previously referred to as GlocalMe mobile/fixed broadband business, was 291,456, representing a decrease of 2.8% from 299,983 in the fourth quarter of 2024.

●	Average monthly active terminals (“MAT”) in the fourth quarter were 704,393, representing an increase of 11.1% from 634,245 in the fourth quarter of 2024.

●	Average MAT in the fourth quarter from GlocalMe IoT business was 45,997, representing an increase of 127.5% from 20,222 in the fourth quarter of 2024.

●	Average MAT in the fourth quarter from GlocalMe SIM business was 67,029, representing an increase of 153.8% from 26,411 in the fourth quarter of 2024.

●	Average MAT in the fourth quarter from GlocalMe Life business was 7,334, representing an increase of 616.9% from 1,023 in the fourth quarter of 2024.

●	Average MAT in the fourth quarter from PetPhone business was 571, as compared with nil in the fourth quarter of 2024.

●	Average MAT in the fourth quarter from GlocalMe MeowGo business was 583,462, representing a decrease of 0.5% from 586,589 in the fourth quarter of 2024.

●	Average daily active users (“DAU”) in the fourth quarter were 353,278, representing an increase of 10.4% from 320,037 in the fourth quarter of 2024.

●	Average DAU in the fourth quarter from GlocalMe IoT business was 31,900, representing an increase of 558.7% from 4,843 in the fourth quarter of 2024.

●	Average DAU in the fourth quarter from GlocalMe SIM business was 19,362, representing an increase of 349.8% from 4,305 in the fourth quarter of 2024.

●	Average DAU in the fourth quarter from GlocalMe Life business was 3,579, representing an increase of 409.1% from 703 in the fourth quarter of 2024.

●	Average DAU in the fourth quarter from PetPhone business was 745, as compared with nil in the fourth quarter of 2024.

●	Average DAU in the fourth quarter from GlocalMe MeowGo business was 297,692, representing a decrease of 4.0% from 310,186 in the fourth quarter of 2024.

●	Average monthly active users (“MAU”) in the fourth quarter were 738,777, representing an increase of 9.2% from 676,610 in the fourth quarter of 2024.

●	Average MAU in the fourth quarter from GlocalMe IoT business was 50,550, representing an increase of 66.0% from 30,454 in the fourth quarter of 2024.

●	Average MAU in the fourth quarter from GlocalMe SIM business was 79,474, representing an increase of 153.3% from 31,375 in the fourth quarter of 2024.

●	Average MAU in the fourth quarter from GlocalMe Life business was 8,117, representing an increase of 460.2% from 1,449 in the fourth quarter of 2024.

●	Average MAU in the fourth quarter from PetPhone business was 977, as compared with nil in the fourth quarter of 2024.

●	Average MAU in the fourth quarter from GlocalMe MeowGo business was 599,659, representing a decrease of 2.2% from 613,332 in the fourth quarter of 2024.

●	As of December 31, 2025, the Company had served 3,146 business partners in 64 countries and regions. The Company had 206 patents with 181 approved and 25 pending approval, while the pool of SIM cards was from 398 MNOs globally as of December 31, 2025.

Full Year 2025 Operational Highlights

●	Total data consumed through the Company’s platform was 184,175 terabytes (28,747 terabytes procured by the Company and 155,428 terabytes procured by our business partners), representing an increase of 6.5% from 172,912 terabytes in 2024.

●	As a proportion of daily active terminals, 56.3% were from uCloudlink 1.0 international data connectivity services and 43.7% of daily active terminals were from uCloudlink 2.0 local data connectivity services.

●	In 2025, average daily active terminals were 322,169 (18,449 owned by the Company and 303,720 owned by our business partners), representing an increase of 1.7% from 316,688 in 2024.

●	Average DAT in 2025 from GlocalMe IoT business was 13,281, representing an increase of 663.3% from 1,740 in 2024.

●	Average DAT in 2025 from GlocalMe SIM business was 8,068, representing an increase of 240.9% from 2,367 in 2024.

●	Average DAT in 2025 from GlocalMe Life business was 1,510, representing an increase of 496.8% from 253 in 2024.

●	Average DAT in 2025 from PetPhone business was 108, as compared with nil in 2024.

●	Average DAT in 2025 from GlocalMe MeowGo business was 299,202, representing a decrease of 4.2% from 312,328 in 2024.

●	Average monthly active terminals (“MAT”) in 2025 were 681,672, representing an increase of 8.0% from 631,137 in 2024.

●	Average MAT in 2025 from GlocalMe IoT business was 36,680, representing an increase of 360.7% from 7,962 in 2024.

●	Average MAT in 2025 from GlocalMe SIM business was 53,681, representing an increase of 190.8% from 18,462 in 2024.

●	Average MAT in 2025 from GlocalMe Life business was 3,753, representing an increase of 356.0% from 823 in 2024.

●	Average MAT in 2025 from PetPhone business was 265, as compared with nil in 2024.

●	Average MAT in 2025 from GlocalMe MeowGo business was 587,293, representing a decrease of 2.7% from 603,890 in 2024.

●	Average DAU in 2025 were 340,036, representing an increase of 4.2% from 326,412 in 2024.

●	Average DAU in 2025 from GlocalMe IoT business was 20,339, representing an increase of 737.3% from 2,429 in 2024.

●	Average DAU in 2025 from GlocalMe SIM business was 12,329, representing an increase of 321.5% from 2,925 in 2024.

●	Average DAU in 2025 from GlocalMe Life business was 2,084, representing an increase of 349.1% from 464 in 2024.

●	Average DAU in 2025 from PetPhone business was 337, as compared with nil in 2024.

●	Average DAU in 2025 from GlocalMe MeowGo business was 304,947, representing a decrease of 4.9% from 320,594 in 2024.

●	Average MAU in 2025 were 723,706, representing an increase of 8.9% from 664,815 in 2024.

●	Average MAU in 2025 from GlocalMe IoT business was 35,907, representing an increase of 251.2% from 10,223 in 2024.

●	Average MAU in 2025 from GlocalMe SIM business was 61,669, representing an increase of 167.5% from 23,052 in 2024.

●	Average MAU in 2025 from GlocalMe Life business was 4,612, representing an increase of 413.0% from 899 in 2024.

●	Average MAU in 2025 from PetPhone business was 459, as compared with nil in 2024.

●	Average MAU in 2025 from GlocalMe MeowGo business was 621,059, representing a decrease of 1.5% from 630,641 in 2024.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “We finished 2025 with strong financial and operational momentum, highlighted by net income for the year increasing 38.2% year-over-year to US$6.3 million and net cash inflow from operations of US$3.2 million. Total revenues from mainland China surged 16.5% from last year, underscoring how our uCloudlink 1.0 international data connectivity solutions are accelerating broader consumer adoption and further solidifying our leadership in the global roaming market. This robust performance demonstrates the resilience of our core strategy and the strategic impact of the investments we made in our three new growth engines. The launch of these new products has diversified our business and allowed us to successfully navigate a persistently challenging macroeconomic and trade environment. Through strict operational discipline and focus, we have laid a solid foundation to build up and accelerate growth in 2026.”

“Our three new growth engines—GlocalMe Life, GlocalMe SIM, and GlocalMe IoT – continued to hit critical commercial milestones and make solid progress during the quarter. We kicked off 2026 with a powerful showcase at CES in Las Vegas, where we highlighted the latest GlocalMe Life innovations. There, we outlined our vision to eliminate the ‘Pet People Divide’ through the PetPogo ecosystem, introducing the all-new PetCam that complements the PetPhone. This ecosystem transcends basic pet tracking functions by establishing a comprehensive ‘Safety-Wellness-Emotional Connection’ loop that enables owners to see, hear, and interact with their pets seamlessly from anywhere in the world. The response has been exceptional, generating significant global attention and validating our product roadmap. PetPhone orders continue to scale since its initial launch last quarter and are accelerating, reflecting strong market confidence. Under GlocalMe SIM, our eSIM TRIO solution continues to gain strong traction following its pilot program last quarter, with cumulative SIM card sales now surpassing several hundred thousand units as growth momentum accelerates. More importantly, our carrier co-issuance program has started pilot deployment, providing a highly effective, low-capex solution for operators that enhances their global roaming capabilities. Also making its debut at CES was the MeowGo G50 Max, an AI-powered connectivity hub engineered with Sky-to-Ground 5G/satellite integration that creates mobile Wi-Fi hotspots anywhere. Finally, our GlocalMe IoT business maintained its robust growth trajectory, with user adoption and revenue contribution increasing strongly on a year-over-year basis during the quarter. We have solidified the strategic positioning of this business in high-growth sectors such as in-car infotainment and security cameras which will further expand our ecosystem.”

“Looking ahead, 2026 will be a pivotal year of execution and transformation for us. We are entering this next phase with clear momentum and a streamlined organizational structure that has been aligned with our evolving strategy. The strong market feedback from CES 2026, combined with accelerating sales of new solutions, provides us with multiple powerful growth engines. We are confident in our ability to scale our user base globally, further diversify our revenue streams, and bridge critical digital divides, from cross-border connectivity to the emotional distance between people and their pets.”

Fourth Quarter 2025 Financial Results

Revenues

Total revenues were US$22.1 million, representing a decrease of 14.6% from US$26.0 million in the same period of 2024.

●	Revenues from services were US$15.2 million, representing an increase of 1.1% from US$15.0 million in the same period of 2024. This increase was primarily attributable to an increase of US$0.6 million in other revenues from services, which encompasses items such as SIM card resale service fees and advertising revenue.

●	Revenues from data connectivity services were US$11.5 million, representing a decrease of 1.4% from US$11.7 million in the same period of 2024. The slight decrease was primarily due to a decrease in revenues from international data connectivity services to US$9.5 million in the fourth quarter of 2025 from US$9.6 million in the same period of 2024, and a decrease in revenues from local data connectivity services to US$2.0 million in the fourth quarter of 2025 from US$2.1 million in the same period of 2024.

●	Revenues from PaaS and SaaS services were US$2.8 million, representing a decrease of 7.5% from US$3.0 million in the same period of 2024.

●	Revenues from sales of products were US$6.9 million, representing a decrease of 36.2% from US$11.0 million in the same period of 2024, primarily due to a decrease of US$3.3 million in revenues from sales of data related products.

●	Geographic Distribution

During the fourth quarter of 2025, as a percentage of our total revenues, Japan contributed 43.6%, Mainland China contributed 26.8%, North America contributed 11.2%, and other countries and regions contributed the remaining 18.4%, compared to 53.6%, 20.0%, 12.1% and 14.3%, respectively, in the same period of 2024.

Cost of Revenues

Cost of revenues was US$10.7 million, representing a decrease of 27.4% from US$14.8 million in the same period of 2024. This decrease was in line with the decrease in revenues from sales of products during the fourth quarter of 2025.

●	Cost of services was US$5.8 million, representing a decrease of 6.4% from US$6.2 million in the same period of 2024.

●	Cost of products sold was US$4.9 million, representing a decrease of 42.6% from US$8.6 million in the same period of 2024.

Gross Profit

Overall gross profit was US$11.4 million, compared to US$11.2 million in the same period of 2024. Overall gross margin was 51.6% in the fourth quarter of 2025, compared to 43.0% in the same period of 2024.

Gross profit on services was US$9.4 million, compared to US$8.8 million in the same period of 2024. Gross margin on services was 61.7% in the fourth quarter of 2025, compared to 58.6% in the same period of 2024.

Gross profit on sales of products was US$2.0 million, compared to US$2.4 million in the same period of 2024. Gross margin on sales of products was 29.6% in the fourth quarter of 2025, compared to 21.7% in the same period of 2024.

Operating Expenses

Total operating expenses were US$9.5 million, compared to US$14.1 million in the same period of 2024.

●	Research and development expenses were US$0.4 million, representing a decrease of 76.3% from US$1.8 million in the same period of 2024. This decrease was primarily due to a decrease of US$1.2 million in staff costs.

●	Sales and marketing expenses were US$6.1 million, representing a decrease of 2.1% from US$6.2 million in the same period of 2024.

●	General and administrative expenses were US$3.0 million, representing a decrease of 49.9% from US$6.1 million in the same period of 2024. This decrease was primarily due to decreases of US$1.8 million in staff costs and US$1.2 million in professional service fees.

Loss from Operations

Loss from operations was US$1.6 million, compared to US$1.7 million in the same period of 2024.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$3.1 million, compared to negative US$2.3 million in the same period of 2024.

Net Interest Expense/Income

Net interest expense was US$0.04 million, compared to a net interest income of US$0.1 million in the same period of 2024.

Net Loss

Net loss was US$3.1 million, compared to US$1.5 million in the same period of 2024.

Adjusted Net Income/Loss (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$1.0 million, compared to adjusted net loss of US$3.1 million in the same period of 2024.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.08 in the fourth quarter of 2025, compared to US$0.04 in the same period of 2024.

Cash and Cash Equivalents

As of December 31, 2025, the Company had cash and cash equivalents of US$32.8 million, compared to US$28.5 million as of September 30, 2025. The increase was primarily attributable to proceeds of US$5.1 million from bank borrowings and net inflow of US$4.7 million from operations, which was partially offset by repayments of US$5.7 million in bank borrowings.

Capital Expenditures (“CAPEX”)

Capital expenditures were US$0.02 million, compared to US$0.6 million in the same period of 2024.

Full Year 2025 Financial Results

Revenues

Total revenues were US$81.4 million, representing a decrease of 11.1% from US$91.6 million in 2024.

●	Revenues from services were US$61.0 million, representing an increase of 1.8% from US$60.0 million in 2024. This increase was primarily attributable to an increase of US$1.1 million in other revenues from services, which encompasses items such as SIM card resale service fees and advertising revenue.

●	Revenues from data connectivity services were US$47.8 million, representing an increase of 0.4% from US$47.6 million in 2024. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$41.1 million in 2025 from US$39.5 million in 2024, as the recovery of international travel continues, which was partially offset by a decrease in revenues from local data connectivity services to US$6.7 million in 2025 from US$8.1 million in 2024, due to business adjustments made by certain customers.

●	Revenues from PaaS and SaaS services were US$11.1 million, representing a decrease of 1.6% from US$11.3 million in 2024.

●	Revenues from sales of products were US$20.4 million, representing a decrease of 35.5% from US$31.6 million in 2024, primarily due to decreases of US$8.3 million in sales of data related products and US$2.7 million in sales of terminals.

●	Geographic Distribution

During 2025, as a percentage of our total revenues, Japan contributed 37.8%, Mainland China contributed 31.5%, North America contributed 13.6%, and other countries and regions contributed the remaining 17.1%, compared to 47.4%, 24.0%, 13.8% and 14.8%, respectively, in 2024.

Cost of Revenues

Cost of revenues was US$38.7 million, representing a decrease of 18.0% from US$47.2 million in 2024. This decrease was due to a decrease in cost of products sold, which was partially offset by an increase in cost of services.

●	Cost of services was US$25.6 million, representing an increase of 9.1% from US$23.5 million in 2024.

●	Cost of products sold was US$13.1 million, representing a decrease of 44.8% from US$23.7 million in 2024.

Gross Profit

Overall gross profit was US$42.7 million, compared to US$44.4 million in 2024. Overall gross margin was 52.4% in 2025, compared to 48.4% in 2024.

Gross profit on services was US$35.4 million, compared to US$36.5 million in 2024. Gross margin on services was 58.0% in 2025, compared to 60.8% in 2024.

Gross profit on sales of products was US$7.3 million, compared to US$7.9 million in 2024. Gross margin on sales of products was 35.6% in 2025, compared to 24.9% in 2024.

Operating Expenses

Total operating expenses were US$41.4 million, compared to US$42.0 million in 2024.

●	Research and development expenses were US$4.9 million, representing a decrease of 21.5% from US$6.2 million in 2024. This decrease was primarily due to a decrease of US$1.3 million in staff costs.

●	Sales and marketing expenses were US$24.0 million, representing an increase of 20.4% from US$19.9 million in 2024. This increase was primarily due to increases of US$1.8 million in promotion fees, US$1.3 million in service fees, US$0.4 million in operating lease payments, and US$0.4 million in exhibition expenses.

●	General and administrative expenses were US$12.5 million, representing a decrease of 21.1% from US$15.9 million in 2024. This decrease was primarily due to decreases of US$2.3 million in professional service fees and US$1.3 million in staff costs.

Income from Operations

Income from operations was US$8.0 million, compared to US$4.4 million in 2024.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$7.2 million, compared to US$7.1 million in 2024.

Net Interest Expenses/Income

Net interest expense was US$0.1 million, compared to a net interest income of US$0.03 million in 2024.

Net Income

Net income was US$6.3 million, compared to US$4.6 million in 2024.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, was US$2.7 million, compared to US$4.5 million in 2024.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.17 in 2025, compared to US$0.12 in 2024.

Capital Expenditures (“CAPEX”)

Capital expenditures were US$1.0 million, compared to US$4.0 million in 2024.

Business Outlook

For the first quarter of 2026, UCLOUDLINK expects total revenues to be between US$16.0 million and US$17.0 million, representing a decrease of 9.1% to 14.4% compared to the same period of 2025. For 2026, UCLOUDLINK expects total revenues to be between US$85.0 million and US$100.0 million, representing an increase of 4.4% to 22.9% from 2025.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investment, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investment and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, March 18, 2026 (8:30 p.m. Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

Other International:	+6-173-145-4010
USA/Canada (Toll Free):	+1-855-881-1339
UK (Toll Free):	0-800-051-8245
Mainland China (Toll Free):	4001-200-659
Hong Kong (Toll Free):	800-966-806
Singapore (Toll Free):	800-101-2785

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.” Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until March 25, 2026, by dialing:

US/Canada (Toll Free):	+1-855-883-1031
UK (Toll Free):	+0-800-031-4295
Hong Kong (Toll Free):	800-930-639
Replay Passcode:	10053729

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of December 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	30,057	32,831
Accounts receivable, net	7,880	4,436
Inventories	1,312	4,378
Prepayments and other current assets	5,637	4,574
Other investments	8,703	13,346
Amounts due from related parties	1,971	1,697
Total current assets	55,560	61,262
Non-current assets
Long-term investments	2,011	2,044
Right-of-use assets, net	2,876	1,745
Property and equipment, net	4,025	2,224
Intangible assets, net	507	511
Prepayments	-	43
Total non-current assets	9,419	6,567
TOTAL ASSETS	64,979	67,829

LIABILITIES
Current liabilities
Short term borrowings	6,956	5,549
Current portion of long-term bank borrowings	-	68
Accrued expenses and other liabilities	25,169	19,343
Accounts payable	7,445	7,193
Amounts due to related parties	49	-
Contract liabilities	709	3,425
Operating lease liabilities	1,853	1,189
Total current liabilities	42,181	36,767
Non-current liabilities
Long term borrowings	-	1,622
Operating lease liabilities	1,088	574
Other non-current liabilities	87	58
Total non-current liabilities	1,175	2,254
TOTAL LIABILITIES	43,356	39,021

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	241,378	242,421
Accumulated other comprehensive income	2,234	2,075
Accumulated losses	(222,008)	(215,707)
TOTAL SHAREHOLDERS’ EQUITY	21,623	28,808
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,979	67,829

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the years ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Revenues	25,960	22,170	91,635	81,449
Revenues from services	15,015	15,186	60,002	61,060
Sales of products	10,945	6,984	31,633	20,389
Cost of revenues	(14,786)	(10,734)	(47,274)	(38,766)
Cost of services	(6,216)	(5,818)	(23,503)	(25,639)
Cost of products sold	(8,570)	(4,916)	(23,771)	(13,127)
Gross profits	11,174	11,436	44,361	42,683
Research and development expenses	(1,794)	(425)	(6,198)	(4,868)
Sales and marketing expenses	(6,228)	(6,098)	(19,926)	(23,986)
General and administrative expenses	(6,057)	(3,036)	(15,947)	(12,577)
Other income/(expenses), net	1,187	(3,490)	2,095	6,714
(Loss)/income from operations	(1,718)	(1,613)	4,385	7,966
Interest income	176	21	227	68
Interest expenses	(51)	(59)	(196)	(196)
(Loss)/income before income tax	(1,593)	(1,651)	4,416	7,838
Income tax expense	(2)	(1,415)	(68)	(1,525)
Share of profit/(loss) in equity method investment, net of tax	93	(3)	210	(12)
Net (loss)/income	(1,502)	(3,069)	4,558	6,301
Attributable to:
Equity holders of the Company	(1,502)	(3,069)	4,558	6,301

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.00)	(0.01)	0.01	0.02
Diluted	(0.00)	(0.01)	0.01	0.02

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.04)	(0.08)	0.12	0.17
Diluted	(0.04)	(0.08)	0.12	0.17

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	377,971,590	380,572,660	376,344,425	378,546,843
Diluted	377,971,590	380,572,660	376,344,425	378,546,843

Net (loss)/income	(1,502)	(3,069)	4,558	6,301
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	458	(22)	(229)	(159)
Total comprehensive (loss)/income	(1,044)	(3,091)	4,329	6,142

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the years ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Net cash generated from operating activities	540	4,747	9,186	3,208
Net cash (used in)/generated from investing activities	(580)	8	(3,758)	(1,028)
Net cash generated from/(used in) financing activities	3,061	(556)	1,732	122
Increase in cash and cash equivalents	3,021	4,199	7,160	2,302
Cash and cash equivalents at beginning of the period/year	27,678	28,516	23,371	30,057
Effect of exchange rates on cash and cash equivalents	(642)	116	(474)	472
Cash and cash equivalents at end of the period/year	30,057	32,831	30,057	32,831

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the years ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income
Net (loss)/income	(1,502)	(3,069)	4,558	6,301
Add: share-based compensation	222	166	1,241	1,043
fair value (gain)/loss in other investments	(1,730)	3,937	(1,091)	(4,643)
Less: share of (profit)/loss in equity method investment, net of tax	(93)	3	(210)	12
Adjusted net (loss)/income	(3,103)	1,037	4,498	2,713

	For the three months ended		For the years ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(1,502)	(3,069)	4,558	6,301
Add:
Interest expense	51	59	196	196
Income tax expenses	2	1,415	68	1,525
Depreciation and amortization	724	636	2,328	2,809
EBITDA	(725)	(959)	7,150	10,831
Add: share-based compensation	222	166	1,241	1,043
fair value (gain)/loss in other investments	(1,730)	3,937	(1,091)	(4,643)
Less: share of (profit)/loss in equity method investment, net of tax	(93)	3	(210)	12
Adjusted EBITDA	(2,326)	3,147	7,090	7,243